                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*


                 ALLMERICA PROPERTY & CASUALTY COMPANIES, INC.
       ----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
       ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   01-975T105
                         -----------------------------
                                 (CUSIP Number)

  Allmerica Financial Corporation   COPY TO:         Lauren I. Norton, Esq.
  440 Lincoln Street                                 Ropes & Gray
  Worcester, MA 01605                                One International Place
  Attention:  John F. Kelly, Esq.                    Boston, MA 02110
  (508) 855-1000                                     (617) 951-7000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 3, 1997
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Check the following box if a fee is being paid with the statement [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               page 1 of 4 pages
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                                  Schedule 13D
                                  ------------


Pursuant to this Amendment No. 9, Item 3 of Schedule 13D is amended and restated in its entirety as follows:


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     On December 17, 1996 Allmerica Financial Corporation ("AFC") made a proposal to the Board of Directors of the Issuer to acquire all of the outstanding shares of Common Stock of the Issuer that the Filing Persons do not currently own and to merge a wholly owned subsidiary of AFC into the Issuer. Pursuant to the Proposal each outstanding share of Common Stock of the Issuer, other than shares owned by the Filing Persons, would be exchanged for $16.59 in cash and 0.385 of a share of AFC Common Stock (the "Merger Consideration"). AFC anticipates obtaining the funds required to pay the cash portion of the Merger Consideration from one or more of the following sources, its own funds, funds of its subsidiaries, proceeds from the issuance of debt and/or trust originated securities or bank financing. On February 3, 1997, AFC announced the sale of $300 million of Capital Securities issued by AFC Capital Trust I (the "Trust"), a newly created subsidiary business trust of AFC. Each Capital Security will pay cumulative cash distributions at an annual rate of 8.207% of the stated $1,000 liquidation amount per security, payable semi-annually commencing August 15, 1997. After commissions and other associated costs, AFC will receive proceeds of approximately $296.3 million.

     The Trust exists for the sole purpose of issuing the Capital Securities and investing the proceeds thereof in an equivalent amount of 8.207% Junior Subordinated Deferrable Interest Debentures (the "Junior Subordinated Debentures") issued by AFC. The Junior Subordinated Debentures will mature on February 3, 2027 (the "Stated Maturity Date").

     So long as no event of default with respect to the Junior Subordinated Debentures has occurred and is continuing, AFC has the right to defer payments of interest on the Junior Subordinated Debentures at any time and from time to time for a period not exceeding 10 consecutive semi-annual periods with respect to each deferral period (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity Date. Upon the termination of any such Extension Period and the payment of all amounts then due, AFC may elect to begin a new Extension Period, subject to certain requirements. If and for so long as interest payments on the Junior Subordinated Debentures are so deferred, distributions on the Capital Securities will also be deferred and AFC will not be permitted, subject to certain exceptions, to declare or pay any cash distributions with respect to AFC's capital stock (which includes common and preferred stock) or to make any payment with respect to debt securities of AFC that rank pari passu with or junior to the Junior Subordinated Debentures. During an Extension Period, interest on the Junior Subordinated Debentures will continue to accrue (and the amount of distributions to which holders of the Trust Securities are entitled will continue to accumulate) at the rate of 8.207% per annum, compounded semi-annually.

     AFC will, through certain guarantees, the Junior Subordinated Debentures the Indenture, and the Declaration of Trust, taken together, fully, irrevocably and unconditionally guarantee all of the Trust's obligations under the Capital Securities.

     The Capital Securities will be subject to mandatory redemption, in whole but not in part, (i) on the Stated Maturity Date upon repayment of the Junior Subordinated Debentures at a redemption price equal to the principal amount of, plus accrued and unpaid interest on, the Junior Subordinated Debentures (the "Maturity Redemption Price") and (ii) at any time before the Stated Maturity Date contemporaneously with the optional prepayment of the Junior Subordinated Debentures.

     The Junior Subordinated Debentures will be prepayable prior to the Stated Maturity Date at the option of AFC in whole but not in part, if as a result of a change in law the interest payable by AFC on the Junior Subordinated Debentures is not tax deductible for Federal income tax purposes, or the Trust is deemed to be an "investment company" under the Investment Company Act of 1940. Under certain circumstances the prepayment of the Junior Subordinated Debentures is subject to the payment of a premium over par. In addition, AFC has the right to liquidate the Trust and distribute the Junior Subordinated Debentures to the holders of the Capital Securities.

     AFC and the Trust have agreed to file a registration statement relating to an exchange offer pursuant to which another series of capital securities of the Trust, guarantees and series of junior subordinated debentures of the Company each covered by such registration statement and having the same terms as the Capital Securities, the current guarantees and the Junior Subordinated Debentures, respectively (the "Exchange Securities"), would be offered in exchange for the Capital Securities, the current guarantees and the Junior Subordinated Debentures, respectively (the "Exchange Offer"). Under certain circumstances, in lieu of effecting the registration of the Exchange Securities, AFC and the Trust will file a shelf registration statement registering the resale of the Capital Securities, the guarantees and the Junior Subordinated Debentures.

     The Capital Securities were sold in a private placement to qualified institutional buyers, and have not been registered under the Securities Act of 1993, as amended (the "Act"), and may not be offered or sold in the United States absent of registration under, or an applicable exemption from the registration requirements of the Act and applicable state securities laws. The issue was managed by Merrill Lynch & Co., and Morgan Stanley & Co.

     The Filing Persons, and, except as otherwise noted on Schedule A, the directors and officers of the Filing Persons, have received the shares of Common Stock of the Issuer (the "Shares") in exchange for an equal number of shares of Hanover pursuant to an Agreement of Merger and Plan of Organization pursuant to which Hanover Merger Company, Inc., a wholly subsidiary of the Issuer, was merged with and into Hanover (the "Hanover Merger") and each outstanding share of Hanover Common Stock was converted into the right to receive one share of the Issuer's Common Stock. The Merger was effective on December 11, 1992. The Filing Persons acquired their shares of Hanover Common Stock over a period of years, commencing in 1968, for an aggregate of $66,933,000 in cash. Certain of the shares of Hanover Common Stock were purchased directly by FAFLIC and were subsequently contributed to SMA. The funds used by SMA to purchase certain of the shares of Hanover Common Stock were obtained from contributions by FAFLIC to SMA and from SMA's own funds. The shares of Hanover Common Stock purchased by the directors and executive officers of the Filing Persons were purchased for cash from the personal funds of such individuals.


                               Page 2 of 4 Pages
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Item 7.  Material to Be Filed as Exhibits
         --------------------------------

Exhibit 1/*/ Registration Statement on Form S-1 for Citizens Corporation as filed with the Securities and Exchange Commission on December 23, 1992

Exhibit 2/*/ Press Release of Allmerica Property & Casualty Companies, Inc. dated December 31, 1992

Exhibit 3/*/ Amendment No. 4 to the Registration Statement on Form S-1 for Citizens Corporation as declared effective by the Securities and Exchange Commission on March 19, 1993.

Exhibit 4/*/ Press Release of Allmerica Property & Casualty Companies, Inc. dated March 19, 1993

Exhibit 5/*/ Letter dated July 29, 1993 from State Mutual Life Assurance Company of America to the Board of Directors of Allmerica Property & Casualty Companies, Inc.

Exhibit 6/*/ Press Release dated July 30, 1993 of State Mutual Life Assurance Company of America

Exhibit 7/*/ Letter dated March 31, 1994 from State Mutual Life Assurance Company of America to the Special Committee of the Board of Directors of Allmerica Property & Casualty Companies, Inc.

Exhibit 8/*/ Press release dated April 1, 1994 of State Mutual Life Assurance Company of America

Exhibit 9/*/ Press release dated December 27, 1994 of Allmerica Property & Casualty Companies, Inc.

Exhibit 10/*/ Press release dated February 28, 1995 of State Mutual Life Assurance Company of America announcing adoption of Plan of Reorganization

Schedule A/*/       List of Directors and Executive Officers of the Filing
                    Persons

Exhibit 11/*/ Letter from Allmerica Financial Corporation to the Board of Directors of the Issuer dated December 17, 1996 communicating the Proposal.

Exhibit 12/*/ Press release dated December 17, 1996 of Allmerica Financial Corporation announcing the Proposal.

Exhibit 13/#/ Amended and restated Declaration of Trust for AFC Capital Trust I dated February 3, 1997.

Exhibit 14/#/ Indenture dated February 3, 1997 relating to the Junior Subordinated Debentures.

Exhibit 15/#/ Series A Capital Securities Guarantee Agreement dated February 3, 1997.

Exhibit 16/#/       Common Securities Guarantee Agreement dated
                    February 3, 1997.

Exhibit 17/#/       Registration Rights Agreement dated February 3, 1997.

Exhibit 18/#/ Purchase Agreement dated February 3, 1997 relating to the Capital Securities.

____________________
/*/  Previously filed with the Commission
/#/ Incorporated by reference to the Current Report on Form 8-K of Allmerica Financial Coporation dated February 3, 1997.

                               Page 3 of 4 Pages
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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 1997

                                       ALLMERICA FINANCIAL CORPORATION


                                       By: /s/ Edward J. Parry III
                                          __________________________
                                          Title: Vice President, Chief Financial
                                          Officer and Treasurer

                                       FIRST ALLMERICA FINANCIAL LIFE
                                       INSURANCE COMPANY


                                       By: /s/ Edward J. Parry III
                                          __________________________
                                          Title: Vice President, Chief Financial
                                          Officer and Treasurer


                                       SMA FINANCIAL CORP.


                                       By: /s/ Edward J. Parry III
                                          __________________________
                                          Title: Vice President, Chief Financial
                                          Officer and Treasurer

                               Page 4 of 4 Pages